SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” or “Eletrobras”) hereby informs its shareholders and the market in general that it received on July 11, 2018, from the Securities and Exchange Commission, Official Letter No. 266/2018/CVM/SEP/GEA-1, requesting clarifications regarding the news published in the newspaper “O Estado de São Paulo”, Economy & Business section, under the heading: “Maia buries the Draft-bill of the Eletrobras sale”, which includes the information transcribed at the end of this annoucement.

Related to the above mentioned Official Letter, we clarify that:

1 – The Draft Bill on the privatization of Eletrobras, No. 9.463/2018, on the initiative of the Government, was presented for consideration by the National Congress on January 22 2018.

2 – The progress of said Draft Bill begins in the lower house and follows the proper rite of the legislative process, according to internal rules of each House of National Congress.

3 – In the case of a public procedure of simultaneous knowledge by all citizens, the Company does not have differentiated access to information regarding advances and setbacks in the appraisal of draft bills. Therefore, Eletrobras does not hold any information supplementary to those disclosed in the media, and that justifies, in the manner recommended by the pertinent regulations, the disclosure of relevant fact occurred within the scope of its social businesses.

Rio de Janeiro, July 12, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Official Letter No. 266/2018/CVM/SEP/GEA-1

Rio de Janeiro, July 11, 2018.

“Subject: Request for clarification on news. Mr. Director,

1.   In reference to the news published on this date, in O Estado de São Paulo newspaper, Economy & Business section, under the heading: “Maia buries Draft bill from sale of Eletrobrás”  which includes the following statements:

The president of the lower house, Rodrigo Maia (DEMRJ), said yesterday that he will no longer set the Eletrobrás unbundling bill this year. This project concerns the holding company, which owns plants, transmission lines and distributors, in addition to holding interests in Specific Purpose Companies. "We will not vote on the Eletrobrás bill this year," he said.

2.   In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a material fact, as well as comment on other information considered important on the subject.

3.   Such manifestation shall occur through the Empresa.net System, category: Notice to the Market, type: Clarification on CVM/B3 inquiries, subject: News Published in the Media, which should include the transcription of this letter.

4.   We would like to point out that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76, and CVM Instruction 452/07, of a fine of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, sent exclusively by e-mail, up to July 12 2018, provided for in the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.